UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of March 2021

333-233363

(Commission File Number)

INX LIMITED

(Exact name of Registrant as specified in its charter)

Unit 1.02, 1st Floor

6 Bayside Road

Gibraltar, GX11 1AA

Tel: +350 200 79000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Exhibit Index

Exhibit No.	Description

99.1	Consolidated Financial Statements
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INX Limited

Date: March 30, 2021	By:	/s/ Shy Datika
Shy Datika

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